EXHIBIT 8.1

December 6, 2002

Ventas, Inc.
4360 Brownsboro Road
Suite 115
Louisville, Kentucky 40207-1642

Ladies and Gentlemen:

We have acted as special tax counsel to Ventas, Inc., a Delaware corporation (the “Company”), that has elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended beginning with the Company’s taxable year 1999, in connection with its Prospectus Supplement dated December 6, 2002 (the “Prospectus Supplement”), relating to the proposed public offering of up to 9,823,861 shares of common stock, par value $0.25 per share, of the Company.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (including its practices and policies in issuing private letter rulings, which are not binding on the Internal Revenue Service except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the Internal Revenue Service or a court of competent jurisdiction, or of a contrary position by the Internal Revenue Service or the Treasury Department in regulations or rulings issued in the future.

In rendering our opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the Prospectus Supplement.

In our review, we have assumed, with your consent, that all of the representations and statements set forth in the documents we reviewed are true and

Ventas, Inc.
December 6, 2002

correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. With your consent, for purposes of this opinion we have relied upon certificates provided by the Company to us regarding the Company’s compliance with the requirements for qualification of the Company as a real estate investment trust under the Code. Moreover, we have assumed that (i) the Company, (ii) Ventas Realty, Limited Partnership, (iii) Ventas Specialty I, Inc., (iv) Ventas Specialty I, LLC, (v) Ventas Finance I, Inc., (vi) Ventas Finance I, LLC, (vii) Ventas Capital Corporation, (viii) Ventas Healthcare Properties, Inc. and (viii) Ventas TRS, LLC each have been and will continue to be operated in the manner described in the relevant articles of incorporation, partnership agreement or other organizational documents and in the Prospectus Supplement. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

For the purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way.

We assume for the purposes of this opinion that the Company, Ventas Capital Corporation, Ventas Specialty I, Inc., Ventas Finance I, Inc., and Healthcare Properties, Inc. are validly organized and duly incorporated under the laws of the State of Delaware, that Ventas Realty, Limited Partnership, Ventas TRS, LLC, Ventas Special I, LLC, Ventas Finance I, LLC are duly organized and validly existing partnerships or limited liability companies under the laws of the state in which they are organized and that Ventas TRS, LLC has made a valid election to be taxed as a corporation for purposes of federal income tax.

Based upon, and subject to, the foregoing and the next paragraph below, we are of the opinion that:

1.  The Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1999, 2000 and 2001 and the Company’s current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT in 2002; and

2.  The discussion in the Prospectus Supplement under the heading “Material United States Federal Income Tax Considerations” to the extent that it describes matters of federal income tax law, is correct in all material respects. For

Ventas, Inc.
December 6, 2002

purposes of this opinion, the term “Prospectus Supplement” does not include the documents incorporated by reference in the Prospectus Supplement.

The Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Prospectus Supplement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its share ownership. Willkie Farr & Gallagher has not reviewed the Company’s compliance with these requirements for any taxable year after the date hereof and will not review the Company’s compliance with such requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company and Ventas Realty, the sources of their income, the nature of their assets, the level of the Company’s distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. This opinion letter has been prepared solely for your use in connection with the filing of the Prospectus Supplement on the date of this opinion letter and should not be quoted in whole or in part or otherwise be referred to, nor filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus Supplement and to the use of the name of the firm therein.

Very truly yours,

/s/    Willkie Farr & Gallagher